FORM U-12(I)-B (THREE-YEAR STATEMENT)

                        SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C.

                           Three-Year Period Ending 1998

                       FORM U-12(I)-B (Three-Year Statement)

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
  1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b).

  (To be filed in DUPLICATE.  If acknowledgement is desired, file in triplicate)

                     (SEE INSTRUCTIONS ON BACK OF THIS FORM)

1. NAME AND BUSINESS ADDRESS OF PERSON FILING STATEMENT.

   Thomas W. Philbin, President, HEC Inc.
   24 Prime Parkway
   Natick, MA 01760

2. NAME AND BUSINESS ADDRESSES OF ANY PERSONS THROUGH WHOM THE UNDERSIGNED PROPOSES TO ACT IN MATTERS INCLUDED WITHIN THE EXEMPTION PROVIDED BY PARAGRAPH (B) OF RULE U-71.

   None.

3. REGISTERED HOLDING COMPANIES AND SUBSIDIARY COMPANIES BY WHICH THE UNDERSIGNED IS REGULARLY EMPLOYED OR RETAINED.

   HEC Inc. is a non-utility subsidiary of Northeast Utilities. HEC Inc. provides Energy Management for commercial, industrial and institutional customers.

4. POSITION OR RELATIONSHIP IN WHICH THE UNDERSIGNED IS EMPLOYED OR RETAINED BY EACH OF THE COMPANIES NAMED IN ITEM 3, AND BRIEF DESCRIPTION OF NATURE OF SERVICES TO BE RENDERED IN EACH SUCH POSITION OR RELATIONSHIP.

   The undersigned is President of HEC Inc. He will represent HEC Inc. as and when appropriate in connection with matters concerning its business before the Securities and Exchange Commission, the Department of Energy and Congress or some of such bodies.

5. (A) COMPENSATION RECEIVED DURING THE CURRENT YEAR AND ESTIMATED TO BE RECEIVED OVER THE NEXT TWO CALENDAR YEARS BY THE UNDERSIGNED OR OTHERS, DIRECTLY OR INDIRECTLY, FOR SERVICES RENDERED BY THE UNDERSIGNED, FROM EACH OF THE COMPANIES DESIGNATED IN ITEM 3. (USE COLUMN (A) AS SUPPLEMENTARY STATEMENT ONLY.)

                                                                   Person or
                                                                  company from
                                                                  whom received
                               Salary or other compensation          or to be
      Name of recipient                                              received
                                                  to be received
                                 (a)                   (b)

      Thomas W. Philbin     To be included        To be included     HEC, Inc.
                            in supplemental       in supplemental
                            statement.            statement.


   (b) Basis for compensation if other than salary.

6. (TO BE ANSWERED IN SUPPLEMENTARY STATEMENT ONLY. SEE INSTRUCTIONS.) EXPENSES INCURRED BY THE UNDERSIGNED OR ANY PERSON NAMED IN ITEM 2, ABOVE, DURING THE CALENDAR YEAR IN CONNECTION WITH THE ACTIVITIES DESCRIBED IN ITEM 4, ABOVE, AND THE SOURCE OR SOURCES OF REIMBURSEMENT FOR SAME.

          (a)  Total amount of routine expenses charged to client:    $  None
          (b)  Itemized list of all other expenses:   No other expenses.


   Date   January 24, 1996                  (Signed)    /s/Thomas W. Philbin